CM


02006136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 25572

f 3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perkins, Wolf, McDonnell & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 South Michigan Avenue, Suite 2600
(No. and Street)

Chicago,	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory E. Wolf (312) 922-0355
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — if individual, state last, first, middle name)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory E. Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Wolf, McDonnell & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

Chief Operating Officer

Title



Notary Public


"OFFICIAL SEAL"
ELLA MAE JACKSON
Notary Public, State of Illinois
My Commission Exp. 01/23/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS, WOLF, MC DONNELL
AND COMPANY

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH, D.C. 354 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
Perkins, Wolf, McDonnell and Company

We have audited the accompanying statement of financial condition of Perkins, Wolf, McDonnell and Company as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perkins, Wolf, McDonnell and Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 31, 2002

PERKINS, WOLF, MC DONNELL AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 21,238,532
Receivables from broker/dealers and clearing organizations	1,443,024
Advisory fees receivable	1,702,342
Receivables from customers	1,223,860
Securities owned, at market value	433,394
Exchange membership, at cost (market value $52,000)	18,000
Furniture and equipment, at cost (net of $88,674 accumulated depreciation)	75,706
Other assets	72,039
TOTAL ASSETS	$ 26,206,897

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 217,102
Payable to customers	22,870,474
Securities sold, not yet purchased	35,019
Total Liabilities	$ 23,122,595
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 536 shares	$ 536
Additional paid-in capital	320,436
Retained earnings	2,763,330
Total Shareholders' Equity	$ 3,084,302
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 26,206,897

The accompanying notes are an integral part of this financial statement.

PERKINS, WOLF, MC DONNELL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on September 9, 1980. The Company's primary activities are the sale of securities and providing investment advice. The Company is registered as a broker/dealer and as an investment advisor with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. and the Chicago Stock Exchange, Inc.

Securities Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis. Firm securities transactions are recorded on a trade date basis.

Firm Securities - Securities in firm investment and trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity at the date of acquisition of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Depreciation - Depreciation is provided using accelerated and straight-line methods over the estimated useful periods of five and seven years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PERKINS, WOLF, MC DONNELL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Margin Interest - Interest expense paid on customer credit balances has been reduced by interest income derived from the Company's financing of customer purchases on margin; however, interest paid for the year which is contained on the statement of cash flows includes the gross interest paid on customer credit balances without regard to the reduction.

NOTE 2 - BANK REVOLVING CREDIT NOTES

The Company maintains two bank revolving credit notes. Pursuant to a separate loan and pledge agreement dated May 31, 1999 and a letter dated August 9, 1999, one note is collateralized by firm securities and the other is collateralized by customer securities. Both notes are personally guaranteed by two shareholders of the Company. In addition, any of the Company's cash or securities in possession or control of the bank may be applied toward the unpaid balances of these notes, but in no event will the customer collateral be used to satisfy any firm liability. Both notes expire May 31, 2002 and bear interest at the bank's prime or base rate minus 75 basis points. The interest is payable monthly. The stated maximum the Company may borrow is not to exceed $6,000,000 for the customer note and $1,000,000 for the firm note. The balances of both revolving credit notes at December 31, 2001 were as follows:

Revolving Credit Note - Firm	$ -0-
Revolving Credit Note - Customer	-0-
Total Revolving Credit Notes Payable	$ -0-

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $7,864 and U.S. Treasuries with a market value of $21,055,751 which have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

PERKINS, WOLF, MC DONNELL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 4 - S CORPORATION ELECTION

The Company has elected S Corporation status for the years beginning after December 1, 1987. From that date, income taxes are the responsibility of the Company's individual shareholders.

NOTE 5 - LEASE COMMITMENT

The minimum annual rental under noncancellable lease, classified as operating lease, for office space, expiring November 30, 2006, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2002	$112,464
2003	115,275
2004	118,163
2005	121,124
2006	113,577
Total	$580,603

Office rent expense for the year ended December 31, 2001 under the above mentioned lease agreement and a similar agreement which terminated December 31, 2001 was $53,325.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment equity securities at quoted market values.

NOTE 7 - RECEIPTS FOR ORDER FLOW

The Company directs orders in equity securities to exchanges and market makers based on an analysis of their ability to provide executions that are rapid and of high quality. These authorized entities state that customer orders are executed at a price equal to or better than the displayed national best bid/best offer. The Company's policy is designed to assure that these entities provide customer orders with price improvements and limit order protection. The Company receives remuneration for directing customer orders to some of these entities, the source and amount of which is available upon written request.

NOTE 8 - INFORMATION PURSUANT TO NASD CONDUCT RULE 2280

An investor brochure that includes information describing the NASD's Public Disclosure Program will be made available to customers of the Company upon request. The NASD Regulation Public Disclosure Program Hotline Number is (800) 289-9999. The NASD Regulation Web Site address is WWW.NASDR. COM.

NOTE 9 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 10 - SUBSEQUENT EVENT

On January 15, 2002, the Company declared and paid a $2,500 per share dividend for all shareholders of record on that date. This dividend distribution totaled $1,340,000.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, options and when-issued securities. These derivative financial instruments are used to meet the needs of customers and conduct trading activities.

Futures contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities they do not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 12 - AVAILABILITY OF FORM ADV PART II

The Company's Form ADV Part II is available to the Company's investment advisory clients upon request.

NOTE 13 - AGREEMENTS

Sub-advisory Agreements - The Company has entered into various sub-advisory and sub-management agreements with a registered investment advisor, whereby the Company will provide portfolio management services for various funds which are managed by the registered investment advisor. These agreements can be terminated with prior written notice, the longest termination notification required is 180 days. Other terms provide that the Company will not provide similar services to any competing registered investment company. In return, the Company will receive remuneration based on the average daily net assets of the individual funds. For the year ended December 31, 2001, the Company has earned $13,493,898 in advisory fees relating to these agreements. This amount comprised 85% of the Company's total revenue.

Employment Agreement - On December 19, 1997, the Company entered into an agreement with two key employees which is effective for a five year period beginning February 14, 1997. The key employees are also shareholders of the Company. The agreement states that in the event of the death or the termination of employment of either one or both key employees, the Company is required to make payments to the employee(s), their estate(s) or personal representative(s) based on a percentage of the sub-advisory fees (referred to in the preceding paragraph) received by the Company. Other terms are contained therein.

Stock transfer restriction agreements – Effective November 26, 2001, the Company entered into a stock transfer restriction agreement with some of its shareholders. Pursuant to terms of this agreement, a shareholder wanting to transfer all or part their Company stock must first give notice to the Company of the pending transfer including information regarding the transferee. The transferee will be obligated to execute and deliver a 'Stock Transfer Restriction and Option Agreement" to the Company. The only exception to this requirement is if the transferring shareholder re-acquires the transferred stock. Other provisions are contained therein, including, but not limited to, wording in the form of a restrictive legend that is to be evidenced on all stock issued by the Company.

NOTE 13 - AGREEMENTS - (Continued)

Stock transfer restriction and option agreements – This agreement, which was referred to in the previous paragraph, must be executed and delivered by any person or entity (except those shareholders covered by "Stock Transfer Restriction Agreement" outlined in the preceding paragraph) acquiring stock of the Company. Terms provide that a shareholder wishing to transfer stock must first give written notification to the original transferring shareholder, if applicable, and the Company of the pending transfer. In addition, the original transferring shareholder has the right of first refusal to acquire said stock. If that shareholder fails to exercise the option to purchase the stock, it shall next be offered for sale to the Company before being eligible for any further transfer. The purchase price of the stock is defined therein as well as other provisions and restrictions.

NOTE 14 - NET CAPITAL REQUIREMENTS

As a member of the National Association of Securities Dealers, Inc. and the Chicago Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule, which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1500%. In addition, net capital, as defined, shall not be less than $250,000. At December 31, 2001 net capital was $2,848,295 and required net capital was $250,000. The ratio of aggregate indebtedness to net capital was 113%.

NOTE 15 - PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all of its employees. The profit-sharing plan contributions and expense for the year were $160,000.

NOTE 16 - EMPLOYEE BONUS AND STOCK PURCHASE PLAN

The Company has adopted a plan to provide cash bonuses and options to acquire the Company's common stock to certain eligible employees. The plan is not a qualified plan under Section 401 of the Internal Revenue Code of 1986. Terms of the plan define an eligible employee as one having completed one year of service which includes at least 1000 hours of service to the Company and having reached age twenty-one (21). An eligible employee must then be selected to participate in both the cash bonus and option provisions of the plan by the plan administrators. The Company has reserved the right to amend this plan providing that no person having a vested interest in this plan shall, without consent, be deprived of any interest already existing nor have such interest adversely affected. The plan will terminate on December 31, 2002.

Terms of the cash bonus portion of the plan obligate the Company to pay plan participants based on a percentage of the Company's adjusted net income (as defined by the plan) for the years 2000 through 2002. The percentage of adjusted net income to be paid pursuant to the plan are: 4% for the year 2000; 5% for 2001; and 6% for 2002. Bonuses paid pursuant to the plan were $640,000 for 2001. This amount is included with employee compensation and related benefits on the statement of income.

Terms of the option portion of the plan state that the Company shall issue options to purchase shares of its common stock to certain plan participants. The total number of shares available for the plan shall not exceed 51 shares. At December 31, 2001, options for 33 shares have been issued pursuant to the plan. A participant granted an option(s) may exercise that option(s) by written notification to the plan administrators no later than December 31, 2002. The purchase price is defined as book value and any purchase must be paid for by January 1, 2003. Any shares purchased pursuant to this plan will not be issued until January 1, 2003. In addition, the plan has provided for acceleration provisions if fifty (50%) or more of the Company's stock or assets are acquired through sale or merger prior to December 31, 2002. A participant who exercises the option(s) shall be required to execute a "Stock Repurchase Agreement". Other terms and provisions are contained therein. As of December 31, 2001, no options granted pursuant to the plan have been exercised.